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RECEIVED
2007 SEP 17 A 9:23

[redacted]

07026614

September 6, 2007

Office of International Corporate Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549.

SUPPL

Re: Electricité de France S.A. – Information Furnished Pursuant to Rule 12g3-2(b) Under Exchange Act (File No. 82-35054)

Ladies and Gentlemen:

This is with reference to our letter on behalf of Electricité de France S.A. (the "Company"), dated December 22, 2006, seeking exemptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder. The Securities and Exchange Commission (the "Commission") granted the Company such relief as of January 19, 2007.

Pursuant to the recent modifications to said Rule 12g3-2(b) permitting foreign private issuers to furnish the information required by subparagraph (1)(iii) thereof by electronic publication rather than paper submissions, the Company has informed us that it will provide such information in English on its website. Accordingly, in accordance with Rule 12g3-2(f)(ii), the Company hereby amends its application in our letter of December 22, 2006 referred to above to inform the Commission that it will provide such information on its website, www.edf.fr.

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

If you have any questions regarding this letter, please contact the undersigned at 011-331-7304-1000.

Very truly yours,

Nikolaos G. Andronikos

9/18

cc: Marianne Laigneau
Olivier Fauqueux
(Electricité de France)

END

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